Mail Stop 3561

May 19, 2009

Robert Hoglund
Senior Vice President and Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York  10003

> **Re:     Consolidated Edison, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 23, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2009**
> **File No. 001-14514**
> **Consolidated Edison Company of New York, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 23, 2009**
> **Definitive Information Statement on Schedule 14C**
> **Filed April 9, 2009**
> **File No. 001-01217**

Dear Mr. Hoglund:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,


H. Christopher Owings
Assistant Director

Robert Hoglund
Consolidated Edison, Inc.
April 20, 2009
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